82-4578

**centrica**

*taking care of the essentials*

## FAX MESSAGE

02 SEP -5 AM 10:41

| | | | |
|---|---|---|---|
| **To:** | Office of International [redacted]nce, SEC | **Date:** | 5 September, 2002 |
| **At:** | 4 | **Ref:** | Stock Exchange Announcement |
| **From:** | Eileen Baker | **No. of pages** (incl. this one) | 3 |

SUPPL

If you do not receive all the pages please contact (telephone: **01753 494007**or fax: **01753 494019**)

This fax and any attachments are intended only for the use of the individual or entity to which it is addressed and may contain information which is confidential and covered by legal professional or other privilege. If you are not the intended recipient, or a person responsible for delivering it to the intended recipient, you are not authorised to and must not disclose, copy, distribute, or retain this message or any part of it.

## *Message:*

Please find the following Stock Exchange Announcement/s sent out recently.

Regards

Eileen Baker

PROCESSED
SEP 20 2002
THOMSON FINANCIAL

dlw 9/18

**Secretariat**, 2nd Floor, Charter Court, 50 Windsor Road, Slough, Berkshire SL1 2HA
Telephone: **01753 758 217** Facsimile: **01753 758 240**

4 September 2002

Centrica plc is pleased to announce that Ms Helen Alexander has been appointed a Non-Executive Director of the Company, effective 1st January 2003. She will also become a member of the Company's Audit and Remuneration Committees.

The Chairman, Sir Michael Perry, said: "The appointment further strengthens and complements the composition of the Board." He added, "Helen brings wide-ranging experience to our deliberations, which will be invaluable as we continue to grow and expand our business both here in the UK and overseas."

Ms Helen Alexander is Chief Executive of The Economist Group, a Non-Executive Director of Northern Foods plc and a Trustee of the Tate Foundation. She was formerly a Non-Executive Director of BT Group plc.

*Note: There are no disclosures to be made under paragraph 6.F.2(b) to (g) of the Listing Rules.*

**Enquiries:**

Centrica Investor Relations: 01753 494900
Centrica Media Relations: 01753 494085

5 September, 2002

Office of International Corporation Finance
Division of Corporation Finance
Securities and Exchange Commission
40 Fifth Street, N.W.
Washington D.C. 20549
USA

Dear Sir / Madam

**Centrica plc – Section 198 notification from AVIVA**
**Rule 12g 3-2 (b) File No 82-4518**

The enclosed document is to be furnished to the Securities and Exchange Commission (the "SEC") on behalf of Centrica plc (the "Company") pursuant to the exemption from the Securities Exchange Act 1934 (the "Act") afforded by Rule 12g 3-2 (b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g 3-2 (b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully

For and on behalf of
Centrica plc

Enc. 1